OSSEN INNOVATION CO. LTD.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People’s Republic of China

VIA EDGAR

September 22, 2015

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Terence O’Brien

RE:	Ossen Innovations Co., Ltd.

Form 20-F

Filed April 28, 2015

File No. 1-34999

Dear Mr. O/Brien:

On behalf of Ossen Innovations Co., Ltd. (the “Company”), we hereby respond to the letter dated September 1, 2015 (“SEC Comment Letter”) from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Annual Report on Form 20-F (the “Form 20-F”) submitted to the Commission on April 28, 2015. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Form 20-F (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2014

5B. Liquidity and Capital Resources, page 53

1.	You had $13.2 million of accounts receivable aged over 180 days as of December 31, 2014. Please tell us the amount collected to date. If significant amounts remain uncollected, please tell us how you have determined that such amounts are collectible and the factors you considered in determining collectability.

The Company has revised the disclosure on page 53 of Amendment No. 1 in response to the SEC’s comment.

Operating Activities, page 56

2.	Please revise your analysis to discuss the changes in your working capital accounts and identify the contributing factors driving such changes. Your current analysis quantifies the changes in working capital accounts but does not provide an analysis of the underlying reasons behind such changes. Refer to Section 501.13.b.1 of the Financial Reporting Codification for guidance.

The Company has revised the disclosure on page 56 of Amendment No. 1 in response to the SEC’s comment.

September __, 2015

U.S. Securities and Exchange Commission

Attn: Terence O’Brien

Re: Ossen Innovation Co., Ltd.

Item 15. Controls and Procedures, page 81

3.	Please revise your Management’s Report on Internal Control Over Financial Reporting to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission´s Internal Control - Integrated Framework that was used to perform your assessment. Refer to Item 308(a)(2) of Regulation S-K.

The Company has revised the disclosure on page 82 of Amendment No. 1 in response to the SEC’s comment.

Report of Independent Registered Public Accounting Firm, page F-1

4.	Please request that your auditors revise their report to provide an audit opinion for the fiscal year ended 2012. Refer to paragraph 3 of Item 8 of Form 20-F for guidance. Please amend your filing accordingly.

The Company’s former auditor has provided its report for the fiscal year ended 2012. The Company has inserted such report on page F-2 of Amendment No. 1.

Schedule I, page F-46

5.	Pursuant to Rules 5-04(c) and 12-04(a) of Regulation S-X, Schedule I must be audited and must be for the same dates and periods for which audited consolidated financial statements are required. As such, please request that your auditors revise their audit report accordingly and ensure that Schedule I includes a statement of operations and cash flows for the year ended December 31, 2012. Please amend your filing accordingly.

The Company has included in Schedule I in Amendment No. 1 a statement of operations and cash flows for the year ended December 31, 2012. However, our auditor has informed us that no such reference needs to be made in their audit report.

Revenue Recognition, page 48

6.	You disclose that you recognize revenue when services have been rendered. However, on page 49 you indicate that service revenue is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs. This statement seems to contradict your disclosure that you recognize revenue when services are rendered. Please revise your disclosure to clarify your revenue recognition policy for service revenue. If you do recognize service revenue upon delivery and acceptance or when pick up occurs, please tell us how you determined your accounting was consistent with ASC 605.

The Company has revised the disclosure on page 49 of Amendment No. 1 in response to the SEC’s comment.

7.	You disclose on page 28 (under the heading “Technical After-Sales Services”) that you provide certain after-sales services to your customers. Please tell us how you recognize service revenue related to these services. Please quantify the amount of revenue recognized for each period presented.

The Company has revised the disclosure on page 28 of Amendment No. 1 in response to the SEC’s comment.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

September __, 2015

U.S. Securities and Exchange Commission

Attn: Terence O’Brien

Re: Ossen Innovation Co., Ltd.

(ii)	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact our counsel, Ari Edelman, Esq. or C. David Selengut, Esq., at any time at (212) 370-1300.

Very truly yours,

/s/ Feng Peng
Feng Peng Chief Financial Officer

cc:	C. David Selengut, Esq.

Ari Edelman, Esq.

Liang Tang